Exhibit 99.2

Consolidated Financial Statements Shaw Communications Inc	73

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
AND REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
October 29, 2021
Management’s Responsibility for Financial Reporting
The accompanying consolidated financial statements of Shaw Communications Inc. (the “Company”) and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.
The financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.
Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.
The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.
The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment
of the external auditors.
The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”)” on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.
Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2021.

[Signed]	[Signed]

Brad Shaw	Trevor English
Executive Chair & Chief Executive Officer	Executive Vice President, Chief Financial & Corporate Development Officer

74	Shaw Communications Inc. 2021 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Shaw Communications Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Shaw Communications Inc. (the “Company”) as of August 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at August 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
Report on Internal Control over Financial Reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of August 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission framework (2013) and our report dated October 29, 2021 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Consolidated Financial Statements Shaw Communications Inc.	75

Key Audit Matter	Valuation of the Wireless cash generating unit’s indefinite-life intangibles

Description of the Matter
As more fully described in Note 9 to the consolidated financial statements, the Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at February 1, 2021 and the recoverable amount of the cash generating units exceeds their carrying value. Management performed an assessment of indicators of impairment as at August 31, 2021.

Auditing management’s impairment test is complex and judgmental due to the estimation required in determining the recoverable amount of the cash generating units. The recoverable amount was estimated using a discounted cash flow and is sensitive to assumptions such as revenue growth rate, earnings growth rate, earnings before interest, tax and amortization margin, terminal operating discount rate, terminal growth rate and terminal operating income before restructuring costs and amortization multiple.

How We Addressed the Matter in Our Audit
We obtained an understanding of management’s process for performing their impairment assessment. We evaluated the design and tested the operating effectiveness of controls over the Company’s processes to determine the recoverable amount. For example, we tested controls over the Company’s strategic planning process as well as controls over the review of the significant assumptions in estimating the recoverable amount of the cash generating units.

To test the estimated recoverable amount of the goodwill and indefinite-life intangible assets, our audit procedures included, among others, assessing the methodology used and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We also involved an EY valuation specialist to assist us. We compared the significant assumptions used by management to historical and current trends. We audited the forecasted revenue by evaluating future subscriber growth, expected customer churn, and average rate per subscriber unit. We assessed the historical accuracy of management’s estimates and performed sensitivity analyses on significant assumptions to evaluate changes in the recoverable amount of the cash generating units that would result from changes in the assumptions. We obtained management’s assessment of indicators of impairment as at August 31, 2021 and evaluated management’s assessment through review of actual results and the updated revenue forecast. We assessed the adequacy of the Company’s disclosure in the consolidated financial statements.

Chartered Professional Accountants
We have served as the Company’s auditor since 1966.
Calgary, Canada
October 29, 2021

76	Shaw Communications Inc. 2021 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Shaw Communications Inc.:
Opinion on Internal Control over Financial Reporting
We have audited Shaw Communications Inc.’s internal control over financial reporting as of August 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, Shaw Communications Inc. (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of August 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position as at August 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes and our report dated October 29, 2021 expressed an unqualified opinion thereon.
Basis of Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants
Calgary, Canada
October 29, 2021

Consolidated Financial Statements Shaw Communications Inc.	77

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of Canadian dollars)	August 31, 2021	August 31, 2020
ASSETS
Current
Cash	355	763
Accounts receivable (note 3)	301	268
Income taxes recoverable	87	–
Inventories (note 4)	63	60
Other current assets (note 5)	331	277
Current portion of contract assets (note 22)	97	132

	1,234	1,500
Investments and other assets (notes 6 and 30)	70	42
Property, plant and equipment (note 7 and 14)	6,019	6,142
Other long-term assets (note 8)	163	163
Deferred income tax assets (note 25)	2	1
Intangibles (note 9)	7,996	7,997
Goodwill (note 9)	280	280
Contract assets (note 22)	28	40

	15,792	16,165

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings (note 10)	200	200
Accounts payable and accrued liabilities (note 11)	988	999
Provisions (note 12)	46	101
Income taxes payable	–	57
Current portion of contract liabilities (note 22)	213	211
Current portion of long-term debt (notes 13 and 30)	1	1
Current portion of lease liabilities (note 14)	110	113
Current portion of derivatives	2	6

	1,560	1,688
Long-term debt (notes 13 and 30)	4,549	4,547
Lease liabilities (note 14)	1,135	1,157
Other long-term liabilities (notes 15 and 28)	26	72
Provisions (note 12)	77	80
Deferred credits (note 16)	389	406
Contract liabilities (note 22)	15	14
Deferred income tax liabilities (note 25)	1,998	1,968

	9,749	9,932
Commitments and contingencies (notes 12, 27 and 28)
Shareholders’ equity
Common and preferred shareholders	6,043	6,233

	15,792	16,165

See accompanying notes

On behalf of the Board:

[Signed]	[Signed]
Brad Shaw	Carl Vogel
Director	Director

78	Shaw Communications Inc. 2021 Annual Report

CONSOLIDATED STATEMENTS OF INCOME

Years ended August 31, (millions of Canadian dollars except per share amounts)	2021 $	2020 $
Revenue (notes 22 and 26)	5,509	5,407
Operating, general and administrative expenses (note 23)	(3,009)	(3,016)
Restructuring costs (notes 12 and 23)	(14)	(14)
Amortization:
Deferred equipment revenue (note 16)	11	16
Deferred equipment costs (note 8)	(47)	(65)
Property, plant and equipment, intangibles and other (notes 7, 9 , 14 and 1 6)	(1,183)	(1,168)

Operating income	1,267	1,160
Amortization of financing costs – long-term debt (note 13)	(2)	(3)
Interest expense (notes 13, 14, and 26)	(231)	(274)
Other gain s (losses) (note 24)	(2)	(16)

Income before income taxes	1,032	867
Current income tax expense (note 25)	30	120
Deferred income tax expense (note 25)	16	59

Net income	986	688

Net income attributable to:
Equity shareholder s	986	688
Earnings per share (note 19)
Basic a nd diluted	1.94	1.32

See accompanying notes

Consolidated Financial Statements Shaw Communications Inc.	79

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended August 31, (millions of Canadian dollars)	2021 $	2020 $
Net income	986	688
Other comprehensive income (loss) (note 21)
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	(4)
Adjustment for hedged items recognized in the period	5	(2)

	4	(6)
Items that will not be subsequently reclassified to income:
Remeasurements on employee benefit plans	36	1

	40	(5)

Comprehensive income	1,026	683

Comprehensive income attributable to:
Equity shareholders	1,026	683

See accompanying not
e
s

80	Shaw Communications Inc. 2021 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Year ended August 31, 2021
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance at September 1, 2020	4,602	27	1,703	(99)	6,233	–	6,233
Net income	–	–	986	–	986	–	986
Other comprehensive inco m e	–	–	–	40	40	–	40
Comprehensive income	–	–	986	40	1,026	–	1,026
Dividends	–	–	(599)	–	(599)	–	(599)
Shares issued under stock option plan	19	(1)	–	–	18	–	18
Shares repurchased (note 17)	(129)	–	(207)	–	(336)	–	(336)
Redemption of preferred shares (note 17)	(293)	–	(7)	–	(300)	–	(300)
Share-based compensation	–	1	–	–	1	–	1

Balance as at August 31, 2021	4,199	27	1,876	(59)	6,043	–	6,043

Year ended August 31, 2020
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance at September 1, 2019	4,605	26	1,723	(94)	6,260	3	6,263
Net income	–	–	688	–	688	–	688
Other comprehensive loss	–	–	–	(5)	(5)	–	(5)

Comprehensive income (loss)	–	–	688	(5)	683	–	683
Dividends	–	–	(580)	–	(580)	–	(580)
Dividend reinvestment plan	37	–	(37)	–	–	–	–
Distributions declared to non-controlling interest	–	–	–	–	–	(3)	(3)
Shares issued under stock option plan	9	(1)	–	–	8	–	8
Shares repurchased (note 17)	(49)	–	(91)	–	(140)	–	(140)
Share-based compensation	–	2	–	–	2	–	2

Balance as at August 31, 2020	4,602	27	1,703	(99)	6,233	–	6,233

See accompanying notes

Consolidated Financial Statements Shaw Communications Inc.	81

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31, (millions of Canadian dollars)	2021 $	2020 $
OPERATING ACTIVITIES
Funds flow from operations (note 31)	2,249	1,989
Net change in non-cash balances	(326)	(69)

	1,923	1,920

INVESTING ACTIVITIES
Additions to property, plant and equipment (note 26)	(858)	(970)
Additions to equipment costs (net) (note 26)	(21)	(31)
Additions to other intangibles (note 26)	(138)	(150)
Net additions to investments and other asset s	(1)	(5)
Proceeds on disposal of property, plant and equipment (notes 26 and 31)	21	2

	(997)	(1,154)

FINANCING ACTIVITIES
Increase in short-term borrowings (note 10)	–	160
Issuance of long-term debt	–	1,300
Repayment of long-term debt	(1)	(2,068)
Debt arrangement costs	–	(14)
Payment of lease liabilities	(110)	(112)
Issue of Class B Shares	18	9
Purchase of Class B Shares (note 17)	(336)	(140)
Redemption of preferred shares (note 17)	(300)	–
Dividends paid on Class A Shares and Class B Shares	(597)	(573)
Dividends paid on Series A Preferred Shares	(8)	(9)
Payment of distributions to non-controlling interests	–	(2)

	(1,334)	(1,449)

(Decrease) increase in cash	(408)	(683)
Cash, beginning of year	763	1,446

Cash, end of year	355	763

See accompanyi
n
g notes

82	Shaw Communications Inc. 2021 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all amounts in millions of Canadian dollars except share and per share amounts)

1.	CORPORATE INFORMATION
Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”).
The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. The Company’s shares are listed on the Toronto Stock Exchange (TSX), TSX Venture Exchange (TSXV) and New York Stock Exchange (NYSE) (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). The registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.
On March 15, 2021, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B
Non-Voting
Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Shaw Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B
Non-Voting
Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.
The Transaction is being implemented by way of a court-approved plan of arrangement under the
Business Corporations Act
(Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.
The Transaction remains subject to other customary closing conditions including approvals from certain Canadian regulators, including the Competition Bureau, Innovation, Science and Economic Development Canada (ISED) and the Canadian Radio-television and Telecommunications Commission (CRTC). Subject to the receipt of all required approvals, and the satisfaction of all closing conditions, the Transaction is expected to close in the first half of 2022.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Statement of compliance
These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The consolidated financial statements of the Company for the years ended August 31, 2021 and 2020, were approved by the Board of Directors on October 28, 2021 and authorized for issue.
Basis of presentation
These consolidated financial statements have been prepared primarily under the historical cost convention and are expressed in millions of Canadian dollars unless otherwise indicated. Other measurement bases used are outlined below and in the applicable notes. The consolidated statements of income are presented using the nature classification for expenses.
Certain comparative figures have been reclassified to conform to the current year’s presentation.

Consolidated Financial Statements Shaw Communication s Inc.	83

Basis of consolidation

(i)	Subsidiaries
The consolidated financial statements include the accounts of the Company and those of its subsidiaries, which are entities over which the Company has control. Control exists when the Company has power over an investee, is exposed to or has rights to variable returns from its involvement and has the ability to affect those returns. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the period are included from their respective dates of acquisition, being the time at which the Company obtains control. Consolidation of a subsidiary ceases when the Company loses control. A change in ownership interests of a subsidiary, without a loss of control, is accounted for as an equity transaction. The Company assesses control through share ownership and voting rights.
Non-controlling
interests arise from business combinations in which the Company acquires less than 100% ownership interest. At the time of acquisition, non-controlling
interests are measured at either fair value or their proportionate share of the fair value of the acquiree’s identifiable assets. The Company determines the measurement basis on a transaction by transaction basis. Subsequent to acquisition, the carrying amount of non-controlling
interests is increased or decreased for their share of changes in equity.

(ii)	Joint operations
A joint operation is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The consolidated financial statements include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interests in joint operations.
The Company’s joint operations consist of a 33.33% interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). The Partnership owns and leases commercial space in Shaw Tower in Vancouver, BC, which is the Company’s headquarters for its lower mainland operations. In classifying its 33.33% interest in the Partnership as a joint operation, the Company considered the terms and conditions of the partnership agreement and other facts and circumstances including the primary purpose of Shaw Tower which is to provide lease space to the partners.
Revenue and expenses
The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection and installation fee revenue, customer premise equipment revenue, handset equipment revenue) and related subscription and service revenue. Upfront fees charged to customers do not constitute separate units of accounting, therefore these revenue streams are assessed as an integrated package.
(i) Revenue
The Company records revenue from contracts with customers in accordance with the following five steps:

(1)	identify the contract(s) with a customer;

(2)	identify the performance obligations in the contract;

(3)	determine the transaction price;

(4)	allocate the transaction price to the performance obligations in the contract; and,

(5)	recognize revenue when (or as) we satisfy a performance obligation.
Revenue for each performance obligation is recognized either over time or at a point in time. For performance obligations satisfied over time, revenue is recognized as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date and time elapsed. Revenue from Cable, Internet, Phone,
Direct-to-Home
(DTH) and Wireless customers includes subscriber revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. In addition to monthly service plans, the Company also offers multi-year service plans in which the total amount of the contractual service revenue is accounted for on a straight-line basis over the term of the plan. Fees for wireless voice, text and data services on a pay-per-use
basis are recognized in the period that the service is provided.

84	Shaw Communicatio n s Inc. 2021 Annual Report

Revenue from data centre customers includes colocation and other services revenue, including managed infrastructure revenue. Colocation revenue is recognized on a straight-line line basis over the term of the customer contract. Other services revenue, including managed infrastructure revenue, is recognized as the services are provided.
Revenue for performance obligations satisfied at a point in time is recognized when control of the item or service transfers to the customer. Revenue from the direct sale of equipment to wireless subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.
For bundled arrangements (e.g. wireless handsets, voice and data services, internet services), items are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. Stand-alone selling prices are determined using observable prices adjusted for market conditions and other factors, as appropriate. The Company offers a discretionary wireless handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. This discount is allocated proportionately between the equipment and service revenues, with the equipment discount recognized when the handset is delivered and the corresponding service discount is classified as a contract asset. The contract asset is reduced on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to service revenue. The Company also offers a plan allowing customers to receive a larger up-front
handset discount than they would otherwise qualify for if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis but is recognized as revenue when the handset is delivered and accepted by the subscriber. The amount receivable is classified as part of other current or other long-term assets, as applicable, in the consolidated statement
s
of financial position. When wireless equipment and services are bundled with wireline services, revenue is allocated across the Company’s segments based on the relative stand-alone selling prices of the goods and services delivered.
When a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as its earned.

(ii)	Contract assets and liabilities
We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets are transferred to trade receivables when our right to consideration becomes conditional only as to the passage of time. A contract liability is recognized when we receive consideration in advance of the transfer of products or services to the customer. We account for contract assets and liabilities on a contract-by-contract
basis, with each contract presented as either a net contract asset or a net contract liability accordingly.
Subscriber connection fees received from Cable, Internet, Phone and Wireless customers are deferred as contract liabilities and recognized as revenue on a straight-line basis over two to three years. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.
Initial setup fees related to the installation of data centre services and installation revenue received on contracts with commercial business customers are deferred as contract liabilities and recognized as revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the installation of services or service contract, in an amount not exceeding the upfront revenue, are deferred as contract assets and recognized as an operating expense on a straight-line basis over the same period.

(iii)	Deferred commission cost assets
We defer the incremental cost to obtain or fulfill a contract with a customer over their expected period of benefit to the extent they are recoverable. These costs include certain commissions paid to internal and external representatives. We defer them as deferred commission cost assets in other assets and amortize them to operating costs over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 24 or 36 consecutive months.
Direct and incremental initial selling, administrative and connection costs, including commissions related to subscriber acquisitions are deferred and recognized as an operating expense on a straight-line basis over three years.

(iv)	Deferred equipment revenue and deferred equipment costs
Revenue from sales of DTH equipment is deferred and recognized on a straight-line basis over three years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Consolidat e d Financial Statements Shaw Communications Inc.	85

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

(v)	Deferred IRU revenue
Prepayments received under indefeasible right to use (IRU) agreements are amortized on a straight-line basis into income over the term of the agreement and included in amortization of property, plant and equipment, intangibles and other in the consolidated statements of income.
Cash
Cash is presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s revolving term facility are greater than the amount of cash, the net amount is presented as bank indebtedness.
Securitization of trade receivables
Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings as we do not transfer control and substantially all the risks and rewards of ownership to another entity and thus do not result in our de-recognition
of the trade receivables sold.
Allowance for doubtful accounts
The Company maintains an allowance for doubtful accounts for the estimated expected credit losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.
Inventories
Inventories include subscriber equipment such as DTH receivers, which are held pending rental or sale at cost or at a subsidized price and wireless handsets, accessories and SIM cards. When subscriber DTH equipment is sold, the equipment revenue and equipment costs are deferred and amortized over three years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in,
first-out
basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.
Inventories of wireless handsets, accessories and SIM cards are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes expenditures incurred in acquiring the inventories and bringing them to their existing condition and location. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.
Property, plant and equipment
Property, plant and equipment are recorded at purchase cost. Direct labour and other directly attributable costs incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized as well as borrowing costs on qualifying assets. In addition, any asset removal and site restoration costs in connection with the retirement of assets are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life

Cable, Wireless and telecommunications distribution system	3-20 years

Digital cable terminals and modems	3-5 years

Satellite audio, video and data network equipment and DTH receiving equipment	3-15 years

Buildings	15-40 years

Data processing	4-10 years

Other	4-20 years

The Company reviews the estimates of useful lives on a regular basis.

86	Shaw Communications Inc. 2 0 21 Annual Report

Leases
Leases are typically entered into for network infrastructure and equipment, including transponders, and land and buildings relating to the Company’s wireless and wireline networks, office space and retail stores. At inception of a contract, the Company assesses whether the contract contains a lease. A lease contract conveys the right to control the use of an identified asset for a period in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	the contract involves the use of an identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•	the Company has the right to direct the use of the identified asset.
Lease liabilities are initially measured at the present value of future lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. A single incremental borrowing rate is applied to a portfolio of leases with similar characteristics.
Lease payments included in the measurement of the lease liability consist of:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or rate;

•	amounts expected to be payable under a residual value guarantee; and

•	payments relating to purchase options and renewal option periods that are reasonably certain to be exercised, or periods subject to termination options that are not reasonably certain to be exercised.
The initial lease term included in the measurement of the lease liability consists of:

•	the non-cancellable period of the lease;

•	periods covered by options to extend the lease, where the Company is reasonably certain to exercise the option; and

•	periods covered by options to terminate the lease, where the Company is reasonably certain not to exercise the option.
Lease liabilities are subsequently measured at amortized cost. Lease liabilities are remeasured when there is a lease modification, and a corresponding adjustment is made to the carrying amount of the right-of-use
asset or is recorded in profit or loss if the carrying amount of the right-of-use
asset has been reduced to zero. The interest expense for lease liabilities is recorded in
Interest expense
in the Consolidated Statements of Income.
Variable lease payments that do not depend on an index or rate are not included in the measurement of lease liabilities and right-of-use
assets. The related payments are expensed in
Operating, general and administrative expenses
in the period in which the event or condition that triggers those payments occurs.
Right-of-use
assets are initially measured at cost, which comprises the initial amount of the lease obligation adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, plus an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The Company presents right-of-use
assets in
Property, plant and equipment.
If the Company obtains ownership of the leased asset by the end of the lease term or the costs of the right-of-use
asset reflects the exercise of a purchase option, we depreciate the right-of-use
asset from the lease commencement date to the end of the useful life of the underlying asset. Otherwise, right-of-use
assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the useful life or the end of the lease term.
Right-of-use
assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements on the related lease liability. The depreciation charge for right-of-use
assets is recorded in
Amortization – Property, plant and equipment
.

Consolidated Fi n ancial Statements Shaw Communications Inc.	87

Other long-term assets
Other long-term assets primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over three to five years, (ii) the non-current
portion of wireless handset discounts receivable as described in the revenue and expenses accounting policy, (iii) credit facility arrangement fees amortized on a straight-line basis over the term of the facility, (iv) long-term receivables, (v) network capacity leases, (vi) the non-current
portion of prepaid maintenance and support contracts, and (vii) direct costs in connection with initial setup fees and installation of services, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to ten years.
Intangibles
The excess of the cost of acquiring cable, satellite, media, data centre and wireless businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licences, wireless spectrum licences, trademarks, brands, program rights, customer relationships and software assets. Broadcast rights and licences, wireless spectrum licences, trademarks and brands represent identifiable assets with indefinite useful lives.
Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over their estimated useful lives ranging from 4 – 15 years.
Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets. Software assets are amortized on a straight-line basis over estimated useful lives ranging from 3 – 10 years. The Company reviews the estimates of lives and useful lives on a regular basis.
Borrowing costs
The Company capitalizes borrowing costs on qualifying assets that take more than one year to construct or develop using the Company’s weighted average cost of borrowing which approximated 5% (2020 – 5%).
Impairment

(i)	Goodwill and indefinite-life intangibles
The Company tests goodwill and indefinite-life intangibles for impairment annually (as at February 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (CGU) is determined based on the higher of the CGU’s fair value less costs to sell (FVLCS) and its value in use (VIU). A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are Cable, Satellite, and Wireless. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(ii)	Non-financial assets with finite useful lives
For
non-financial
assets, such as property, plant and equipment and finite-life intangible assets, an assessment is made at each reporting date as to whether there is an indication that an asset may be impaired. If any indication exists, the recoverable amount of the asset is determined based on the higher of FVLCS and VIU. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. Previously recognized impairment losses are reviewed for possible reversal at each reporting date and all or a portion of the impairment is reversed if the asset’s value has increased.
Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The timing or amount of the outflow may still be uncertain. Provisions are measured using the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainties associated with the obligation. Provisions are discounted where the time value of money is considered material.

88	Shaw Communications Inc. 20 2 1 Annual Report

(i)	Asset retirement obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of wireless and transmitter sites. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities and provisions. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

(ii)	Restructuring provisions
Restructuring provisions, primarily in respect of employee termination benefits, are recognized when a detailed plan for the restructuring exists and a valid expectation has been raised to those affected that the plan will be carried out.

(iii)	Other provisions
Provisions for disputes, legal claims and contingencies are recognized when an outflow to settle the matter is probable. The Company establishes provisions after taking into consideration legal assessments (if applicable), expected availability of insurance or other recourse and other available information.
Deferred credits
Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement, (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over three to five years, and (iii) a deposit on a future fibre sale.
Income taxes
The Company accounts for income taxes using the liability method, whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same authority in the same taxable entity. Income tax expense for the period is the tax payable for the period using tax rates substantively enacted at the reporting date, any adjustments to taxes payable in respect of previous years and any change during the period in deferred income tax assets and liabilities, except to the extent that they relate to a business combination or divestment, items recognized directly in equity or in other comprehensive income. The Company records interest and penalties related to income taxes in interest expense.
Tax credits and government grants
The Company receives tax credits primarily related to its research and development activities. Government financial assistance is recognized when management has reasonable assurance that the conditions of the government programs are met and accounted for as a reduction of related costs, whether capitalized and amortized or expensed in the period the costs are incurred.
Foreign currency translation
Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the period-end
rate of exchange and
non-monetary
items are translated at historic exchange rates. The net foreign exchange gain

(
loss) recognized on the translation and settlement of current monetary assets and liabilities was $12 (2020 – $5) and is included in other gains

(losses).
Financial instruments other than derivatives
Financial instruments have been classified and measured at amortized cost, fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). Cash and financial instruments have been classified as FVTPL and are recorded at fair value with any change in fair value immediately recognized in income (loss). Investments in equity securities are classified and measured at FVTPL. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial liabilities are classified as FVTPL.

Consolidated Financial Statement s Shaw Communications Inc.	89

Finance costs and discounts associated with the issuance of debt securities are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity.
Derivative financial instruments and hedging activities
The Company uses derivative financial instruments, such as foreign currency forward purchase contracts, to manage risks from fluctuations in foreign exchange rates. All derivative financial instruments are recorded at fair value in the consolidated statements of financial position. The Company may elect to apply hedge accounting to certain derivative instruments. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial
asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, they are classified as held-for-trading
and the changes in fair value are immediately recognized in income (loss).
Instruments that have been entered into by the Company to hedge exposure to foreign currency risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.
Fair value measurements
Fair value estimates are made at a specific point in time, based on relevant market information and information about the underlying asset or liability. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.
The fair value hierarchy consists of the following three levels:
Level 1 Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 Inputs for the asset or liability are based on observable market data, either directly or indirectly, other than quoted prices.
Level 3 Inputs for the asset or liability are not based on observable market data.
The Company determines whether transfers have occurred between levels in the fair value hierarchy by assessing the impact of events and changes in circumstances that could result in a transfer at the end of each reporting period.
Employee benefits
The Company accrues its obligations under its employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by certain employees is actuarially determined using the projected benefit method pro-rated
on service and management’s best estimate of salary escalation and retirement ages of employees. Past service costs from plan initiation and amendments are recognized immediately in the income statement. Remeasurements include actuarial gains or losses and the return on plan assets (excluding interest income). Actuarial gains and losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plans such as changes in discount rates, expected retirement ages and projected salary increases. Remeasurements are recognized in other comprehensive income (loss) on an annual basis, at a minimum, and on an interim basis when there are significant changes in assumptions.
August 31 is the measurement date for the Company’s employee benefit plans. The last actuarial valuations for funding purposes for the various plans were performed effective August 31, 2021 and the next actuarial valuations for funding purposes are effective August 31, 2022.

90	Shaw Communications Inc. 20 2 1 Annual Report

Share-based compensation
The Company has a stock option plan for directors, officers, employees, and consultants to the Company. The exercise price of options to purchase Class B Shares is determined by the Board, or a committee thereof, at a price not less than the closing price of the Class B Shares on the TSX on the trading day immediately preceding the date on which the options are granted. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital. The Company calculates the fair value of share-based compensation awarded to employees using the Black-Scholes option pricing model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options using the graded vesting method.
The Company has a restricted share unit (RSU) and performance share unit (PSU) plan which provides that RSUs may be granted to officers, employees and directors of the Company, and PSUs may be granted to officers and employees of the Company. RSUs vest on either the first, second and third anniversary of the grant date or 100% on the third anniversary of the grant date and compensation is recognized on a straight-line basis over the three-year vesting period. PSUs vest 100% on the third anniversary of the grant date. RSUs and PSUs will be settled in either cash or Class B Shares as determined by the Human Resources and Compensation Committee at the time of the grant and the obligation for RSUs and PSUs is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding RSUs and PSUs. For PSUs, the performance criteria is set by the by the Human Resources and Compensation Committee at the time of the grant, and typically requires the achievement of a minimum level of performance, otherwise the payout is zero, while maximum performance is capped at 150%. On settlement of vested PSUs, the number of Class B Shares issued or delivered, or the amount of cash payment will be multiplied by the applicable performance factor.
The Company has a deferred share unit (DSU) plan for its Board of Directors. Compensation cost is recognized immediately as DSUs vest when granted. DSUs will be settled in cash and the obligation is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding DSUs.
Directors may elect to receive their compensation in cash, RSUs, DSUs, or a combination thereof. Any director who has not met their share ownership guidelines is generally required to elect to receive at least 50% of their annual compensation in DSUs and/or RSUs.
The Company has an employee share purchase plan (the “ESPP”) under which eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the participant’s contributions, increasing to 33% once an employee reaches 10 years of continuous service, and records such amounts as compensation expense.
Earnings per share
Basic earnings per share is based on net income attributable to equity shareholders adjusted for dividends on preferred shares and is calculated using the weighted average number of Class A Shares and Class B Shares outstanding during the period. Diluted earnings per share is calculated by considering the effect of all potentially dilutive instruments. In calculating diluted earnings per share, any proceeds from the exercise of stock options and other dilutive instruments are assumed to be used to purchase Class B Shares at the average market price during the period.
Guarantees
The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees.
Estimation uncertainty and critical judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and significant changes in assumptions could cause an impairment in assets. The following require the most difficult, complex or subjective judgments which result from the need to make estimates about the effects of matters that are inherently uncertain.
Estimation uncertainty
The following are key assumptions concerning the future and other key sources of estimation uncertainty that could impact the carrying amount of assets and liabilities and results of operations in future periods.

Consolidated Financial Statement s Shaw Communications Inc.	91

(i)	Allowance for doubtful accounts
The Company is required to make an estimate of expected credit losses on its receivables. The estimated allowance required is a matter of judgment and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions.

(ii)	Contractual service revenue
The Company is required to make judgments and estimates that affect the amount and timing of revenue from contracts with customers, including estimates of the stand-alone selling prices of wireline and wireless products and services, the identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts.
Determining the deferral criteria for the costs incurred to obtain or fulfill a contract requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

(iii)	Property, plant and equipment
The Company is required to estimate the expected useful lives of its property, plant and equipment. These estimates of useful lives involve significant judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service
period of these assets. Management’s judgment is also required in determination of the amortization method, the residual value of assets and the capitalization of labour and overhead.

(iv)	Leases
The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of right-of-use
assets. These include determining whether a contract contains a lease, determining the contract term, including whether or not to exercise renewal or termination options, and determining the interest rate used for discounting future cash flows.

(v)	Business combinations – purchase price allocation
Purchase price allocations involve uncertainty because management is required to make assumptions and judgments to estimate the fair value of the identifiable assets acquired and liabilities assumed in business combinations. Fair value estimates are based on quoted market prices and widely accepted valuation techniques, including discounted cash flow (DCF) analysis. Such estimates include assumptions about inputs to the valuation techniques, industry economic factors and business strategies.

(vi)	Impairment
The Company estimates the recoverable amount of its CGUs using a FVLCS calculation based on a DCF analysis or market approach or a VIU calculation based on a DCF analysis. Where a DCF analysis is used, significant judgments are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights and licences, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis
,
the Company estimates the discrete future cash flows associated with the intangible asset for five years and determines a terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of operating income before restructuring costs and amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the FVLCS determined by a DCF analysis, the Company also considers a market approach determining a recoverable amount for each unit and total entity value determined using a market capitalization approach. Recent market transactions are taken into account, when available. The key assumptions used to determine the recoverable amounts, including a sensitivity analysis, are included in Note 9. A DCF analysis uses significant unobservable inputs and is therefore considered a level 3 fair value measurement.

(vii)	Employee benefit plans
The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the disco
u
nt rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The most significant assumption used to calculate the

92	Shaw Communications Inc. 20 2 1 Annual Report

net employee benefit plan e
x
pense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes are required.

(viii)	Income taxes
The Company is required to estimate income taxes using substantively enacted tax rates and laws in effect or that will be in effect when the temporary differences are expected to reverse. In determining the measurement of tax uncertainties, the Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized. Realization of deferred income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all recognized deferred income tax ass
e
ts will be realized based on reversals of deferred income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

(ix)	Contingencies
The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under regulatory, contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.
Critical judgements
The following are critical judgements apart from those involving estimation:

(i)	Determination of a CGU
Management’s judgment is required in determining the Company’s cash generating units (CGU) for the impairment assessment of its indefinite-life intangible assets. The CGUs have been determined considering operating activities and asset management and are Cable, Satellite, and Wireless.

(ii)	Broadcast rights and licences and spectrum licences – indefinite-life assessment
A number of the Company’s businesses are dependent upon broadcast licences (or operate pursuant to an exemption order) granted and issued by the CRTC or wireless spectrum licences issued b
y
 Innovation, Science and Economic Development Canada (ISED). While these licences must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory or competitive factors that limit the useful lives of these assets.
Standards, interpretations and amendments to standards issued but not yet effective
The Company has not yet adopted certain standards and interpretations that have been issued but are not yet effective. The following pronouncements are being assessed to determine the impact on the Company’s results and financial position but the impacts are not expected to be material:

•
Proceeds before Intended Use
(Amendments to IAS 16,
Property, Plant and Equipment
) was amended to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing the asset to capable operations. These amendments are required to be applied for annual periods commencing on or after January 1, 2022, however earlier application is permitted.

•
Onerous Contracts – Costs of Fulfilling a Contract
(Amendments to IAS 37,
Provisions, Contingent Liabilities and Contingent Assets
) was amended to clarify which costs should be included in determining the cost of fulfilling a potential onerous contract. These amendments are required to be applied for annual periods commencing on or after January 1, 2022, however earlier application is permitted.

•
Classification of Liabilities as Current or Non-Current
(Amendments to IAS 1,
Presentation of Financial Statements
) was amended to clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. The amendments are effective January 1, 2023 with early application permitted. The amendments are required to be adopted retrospectively.

Consolidated Financial State m ents Shaw Communications Inc.	93

3.	ACCOUNTS RECEIVABLE

	2021 $	2020 $
Subscriber and trade receivables	362	326
Due from related parties (note 29)	–	1
Miscellaneous receivables	17	15

	379	342
Less allowance for doubtful accounts (note 30)	(78)	(74)

	301	268

Included in operating, general and administrative expenses is a provision for
doubtful accounts of $
25
(2020 – $60).

4.	INVENTORIES

	2021 $	2020 $
Wireless devices and accessories	33	40
DTH subscriber equipment	23	20
Other – built to suit	7	–

	63	60

5.	OTHER CURRENT ASSETS

	2021 $	2020 $
Prepaid expenses	103	89
Costs incurred to obtain or fulfill a contract with a customer	59	61
Wireless handset receivables	168	127
Current portion of derivatives	1	–

	331	277

6.	INVESTMENTS AND OTHER ASSETS

	2021 $	2020 $
Investments in private entities	70	42

The Company has a portfolio of minor investments in various private entities. During fiscal 2021, the Company recorded a net fair value adjustment of $
27 relating to these investments. This gain is included in other gains (losses) on the Consolidated Statements of Income for the year ended August 31, 2021.

94	Shaw Communications Inc. 2 0 21 Annual Report

7.	PROPERTY, PLANT AND EQUIPMENT

	August 31, 2021			August 31, 2020
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Cable and telecommunications distribution system	7,475	3,957	3,518	7,189	3,699	3,490
Digital cable terminals and modems	853	541	312	937	579	358
Satellite audio, video and data network and DTH receiving equipment	106	66	40	114	68	46
Land and buildings	646	318	328	645	293	352
Data centre infrastructure, data processing and other	630	419	211	638	408	230
Assets under construction	417	–	417	420	–	420

Property, plant and equipment excluding right-of-use assets	10,127	5,301	4,826	9,943	5,047	4,896
Right-of-use assets (note 14)	1,474	281	1,193	1,387	141	1,246

Property, plant and equipment	11,601	5,582	6,019	11,330	5,188	6,142

Changes in the net carrying amounts of property, plant and equipment for 2021 and 2020 are summarized as follows:

	August 31, 2020					August 31, 2021
	Net book value $	Additions $	Transfers $	Amortization $	Disposals and writedown $	Net book value $
Cable and telecommunications distribution system	3,490	441	215	(625)	(3)	3,518
Digital cable terminals and modems	358	146	–	(196)	4	312
Satellite audio, video and data network and DTH receiving equipment	46	8	(1)	(13)	–	40
Land and buildings	352	4	2	(29)	(1)	328
Data centre infrastructure, data processing and other	230	24	24	(52)	(15)	211
Assets under construction	420	239	(242)	–	–	417

	4,896	862	(2)	(915)	(15)	4,826

	August 31, 2019					August 31, 2020
	Net book value $	Additions $	Transfers $	Amortization $	Disposals and writedown $	Net book value $
Cable and telecommunications distribution system	3,420	393	265	(585)	(3)	3,490
Digital cable terminals and modems	368	214	–	(223)	(1)	358
Satellite audio, video and data network and DTH receiving equipment	60	6	(1)	(17)	(2)	46
Land and building s	375	6	1	(30)	–	352
Data centre infrastructure, data processing and othe r	199	63	29	(54)	(7)	230
Assets under construction	461	257	(298)	–	–	420

	4,883	939	(4)	(909)	(13)	4,896

Consolidated Financial Statement s Shaw Communications Inc.	95

In 2021, the Company recognized a net
gain
of $3

(2020 – net loss of $3) on the disposal of property, plant and equipment.

8.	OTHER LONG-TERM ASSETS

	2021 $	2020 $

Equipment costs subject to a deferred revenue arrangement	49	67

Long-term Wireless handset receivables	45	35

Costs incurred to obtain or fulfill a contract with a customer	33	37

Credit facility arrangement fees	3	4

Other	33	20

	163	163

Amortization provided in the accounts for 2021 amounted to $47

(2020 – $65) and was recorded as amortization of deferred equipment costs.

9.	INTANGIBLES AND GOODWILL

	2021 $	2020 $

Broadcast rights and licences
Cable systems	4,016	4,016
DTH and satellite services	1,013	1,013

	5,029	5,029
Wireless spectrum licences	2,445	2,445
Other intangibles
Software	483	479
Customer relationships	39	44

	7,996	7,997
Goodwill
Cable and telecommunications systems	79	79
Wireless	201	201

	280	280

Net book value	8,276	8,277

Broadcast rights and licences, trademark, brands and wireless spectrum licences have been assessed as having indefinite useful lives. While licences must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory, competitive or other factors that limit the useful lives of these assets.
The changes in the carrying amount of intangibles with indefinite useful lives, and therefore not subject to amortization, are as follows:

	Broadcast rights and licences $	Goodwill $	Wireless spectrum licences $
September 1, 2019	5,029	280	2,445
Additions	–	–	–
Disposition	–	–	–

August 31, 2020	5,029	280	2,445
Additions	–	–	–
Disposition	–	–	–

August 31, 2021	5,029	280	2,445

96	Shaw Communications Inc. 20 2 1 Annual Report

Intangibles subject to amortization are as follows:

	August 31, 2021			August 31, 2020
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value

Software	897	416	481	806	335	471

Software under construction	2	–	2	8	–	8

Customer relationships	114	75	39	114	70	44

	1,013	491	522	928	405	523

The changes in the carrying amount of intangibles subject to amortization are as follows:

	Software $	Software under construction $	Customer relationships $	Total $

September 1, 2019	440	11	54	505

Additions	144	–	–	144

Transfers	7	(3)	–	4

Disposition s	–	–	–	–

Amortization	(120)	–	(10)	(130)

August 31, 2020	471	8	44	523

Additions	138	–	–	138

Transfers	8	(6)	–	2

Dispositions	–	–	–	–

Amortization	(136)	–	(5)	(141)

August 31, 2021	481	2	39	522

Impairment testing of indefinite-life intangibles and goodwill
The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at February 1, 2021 and the recoverable amount of the CGUs exceeded their carrying value.
A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Cable cash generating unit as at February 1, 2021 would not result in any impairment loss. A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Satellite cash generating unit as at February 1, 2021 would not result in an impairment loss. A hypothetical decline of 10% in the recoverable amount of the Wireless generating unit as at February 1, 2021 would not result in any impairment loss.
Any changes in economic conditions since the impairment testing conducted as at February 1, 2021 do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2021.
Significant estimates inherent to this analysis include discount rates and the terminal value. At February 1, 2021, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal operating income before restructuring costs and amortization multiple

Cable	5.0%	0.0%	9.7x

Satellite	6.0%	-8.0%	6.5x

Wireless	6.0%	1.0%	6.1x

Consolidated Financial Statement s Shaw Communications Inc.	97

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the second quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal operating income before restructuring costs and amortization multiple

Cable	16.4%	13.8%	1.9%

Satellite	6.5%	4.2%	3.6%

Wireless	21.9%	13.5%	2.1%

10.	SHORT-TERM BORROWINGS
The Company has an accounts receivable securitization program with a Canadian financial institution which will allow it to sell certain trade receivables into the program up to a maximum of $200. The term of this program extends to May 29, 2022. The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables are recognized on the Company’s Consolidated Statements of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivables has no claim on any of the Company’s other assets.
A summary of our accounts receivable securitization program as at August 31, 2021 is as follows:

	2021 $	2020 $
Accounts receivable securitization program, beginning of period	200	40
Proceeds received from accounts receivable securitization	–	160
Repayment of accounts receivable securitization	–	–

Accounts receivable securitization program, end of period	200	200

	2021 $	2020 $

Trade accounts receivable sold to buyer as security	416	446
Short-term borrowings from buye r	(200)	(200)

Overcollateralization	216	246

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2021 $	2020 $

Trade	112	82

Program rights	4	4

Accrued liabilities	521	541

Accrued network fees	117	129

Interest and dividends	210	217

Related parties (note 29)	24	26

	988	999

98	Shaw Communications Inc. 2021 Ann u al Report

12.	PROVISIONS

	Asset retirement obligations $	Restructuring (1)(2) $	Other (3) $	Total $

Restated balance as at September 1, 2019	78	142	78	298

Additions	–	14	23	37

Accretion	1	–	–	1

Reversal	–	–	(1)	(1)

Payments	–	(143)	(11)	(154)

Balance as at August 31, 2020	79	13	89	181

Additions	–	14	13	27

Accretion	(2)	–	–	(2)

Reversal (3)	–	–	(58)	(58)

Payments	–	(25)	–	(25)

Balance as at August 31, 2021	77	2	44	123

Current	–	13	88	101

Long-term	79	–	1	80

Balance as at August 31, 2020	79	13	89	181

Current	–	2	44	46

Long-term	77	–	–	77

Balance as at August 31, 2021	77	2	44	123

(1)
During fiscal 2018 the Company offered a voluntary departure program to a group of eligible employees as part of a total business transformation initiative and in fiscal 2020 restructured certain operations within the Wireline segment and announced a realignment of the senior leadership team. A total of $12 has been paid in fiscal 2021 relating to these initiatives. The remaining $1 costs of are expected to be paid out within the next 5 months.

(2)
During fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded $1 in the third quarter, $1 in the second quarter and $12 in the first quarter primarily related to severance and employee related costs, of which $13 has been paid as at August 31, 2021. The remaining $1 costs are expected to be paid within the next 5 months.

(3)
During the third quarter of fiscal 2021, the Company recorded a $20 reversal following the CRTC decision on final aggregated Third Party Internet Access rates and a $35 reduction of
t
h
e
interest expense
 provision
.

Consolidated Financial Statements Shaw Communications Inc.	99

13.	LONG-TERM DEBT

		2021			2020
	Effective interest rates %	Long-term debt at amortized cost (1) $	Adjustment for finance costs (1) $	Long-term debt repayable at maturity $	Long-term debt at amortized cost (1) $	Adjustment for finance costs (1) $	Long-term debt repayable at maturity $
Corporate

Cdn fixed rate senior notes-

3.80% due November 2, 2023	3.80	499	1	500	498	2	500

4.35% due January 31, 2024	4.35	499	1	500	499	1	500

3.80% due March 1, 2027	3.84	299	1	300	298	2	300

4.40% due November 2, 2028	4.40	497	3	500	496	4	500

3.30% due December 10, 2029	3.41	496	4	500	495	5	500

2.90% due December 9, 2030	2.92	496	4	500	496	4	500

6.75% due November 9, 2039	6.89	1,421	29	1,450	1,421	29	1,450

4.25% due December 9, 2049	4.33	296	4	300	296	4	300

		4,503	47	4,550	4,499	51	4,550
Other
Burrard Landing Lot 2 Holdings Partnership	Various	47	–	47	49	–	49

Total consolidated debt		4,550	47	4,597	4,548	51	4,599
Less current portion (2)		1	–	1	1	–	1

		4,549	47	4,596	4,547	51	4,598

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of the Burrard Landing loans.
Corporate
Bank loans
The Company has an unsecured
$1.5
billion bank credit facility, which includes a maximum revolving term or swingline facility of
 $50
,

with a syndicate of banks which matures in December 2024. The facility can be used for working capital and general corporate purposes.
The terms of the Arrangement Agreement require that the Company maintain sufficient liquidity to pay an $800 million termination fee payable by Shaw in certain circumstances.
Funds are available to the Company in both Canadian and US dollars. At August 31, 2021, $4 (2020 – $3) has been drawn as committed letters of credit against the revolving term facility. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates. Excluding the revolving term facility, the effective interest rate on actual borrowings under the credit facility during 2021 was nil (2020 – 2.81%). The effective interest rate on the revolving term facility for 2021 was 3.62% (2020 – 4.05%).
Senior notes
The senior notes are unsecured obligations and rank equally and rat
e
ably with all existing and future senior indebtedness. The fixed rate notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.
Other
Burrard Landing Lot 2 Holdings Partnership
The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. In the fall of 2004, the commercial construction of the building was completed and
i
n February 2014, the Partnership refinanced its debt. The Partnership received a mortgage loan and used the proceeds to prepay

100	Shaw Communications Inc. 2021 Annual Report

the outstanding balance of the previous mortgage and loan excess funds to each of its partners. The mortgage loan matures on

November
1
,
2024
and bears interest at
4.683
% compounded semi-annually with interest only payable for the first five years
. Interest and principal payments commenced on April
1
,
2019
. The mortgage loan is collateralized by the property and the commercial rental income from the building with no
recourse to the Company.
In February 2018, the Partnership received an additional mortgage loan of $30 and used the proceeds to loan excess funds to each of its partners, of which the Company received $10. The additional loan matures on November 1, 2024 and bears interest at 4.14% compounded semi-annually. Monthly mortgage payments consist of both principal and interest components.
Debt covenants
The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2021.
Long-term debt repayments
Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

$
2022	1
2023	1
2024	1,001
2025	44
2026	–
Thereafter	3,550

4,597

Interest expense

	2021 $	2020 $
Interest expense – long-term debt	223	224
Amortization of senior notes discounts	1	1
Interest income – short-term (net)	(4)	(7)
Interest on lease liabilities (note 14)	45	44
Interest expense – other (1)	(34)	12

	231	274

(1)	Interest expense – other includes a $35 million reduction of tax related interest expense resulting from a revision of liabilities for uncertain tax positions that became statute barred in the period.

14.	LEASES
Below is a summary of the activity related to the Company’s
right-of-use
assets for the years ended August 31, 2021 and 2020.

$

Net book value as at September 1, 2019	1,340

Additions	59

Amortization	(141)

Lease terminations and other	(12)

Net book value as at August 31, 2020	1,246

Additions	114

Amortization	(139)

Lease terminations and other	(28)

Net book value as at August 31, 2021	1,193

Consolidated Financial Statements Shaw Communications Inc.	101

Below is a summary of the activity related to the Company’s lease liabilities for the years ended August 31, 2021 and 2020.

$
Balance as at September 1, 2019	1,324
Net additions	55
Interest on lease liabilities	44
Interest payments on lease liabilities	(44)
Principal payments of lease liabilities	(112)
Other	3

Balance as at August 31, 2020	1,270

Net additions	85
Interest on lease liabilities	45
Interest payments on lease liabilities	(45)
Principal payments of lease liabilities	(110)
Other	–

Balance as at August 31, 2021	1,245

Current	113

Long-term	1,157

Balance as at August 31, 2020	1,270

Current	110
Long-term	1,135

Balance as at August 31, 2021	1,245

Lease liabilities are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 3.55% as at August 31, 2021. Refer to Note 30 for a maturity analysis of the Company’s lease liabilities.
The Company leases
Ku-band
and
C-band
transponders on the Anik F1R, Anik F2 and Anik G1 satellites. As part of the
Ku-band
transponder agreements with Telesat Canada, the Company is committed to paying annual transponder maintenance and licence fees for each transponder from the time the satellite becomes operational for a period of 15 years. As at August 31, 2021, the Company has recorded lease liabilities of $246 relating to these transponders.
Below is a summary of the Company’s other expenses related to leases included in operating, general and administrative expenses.

	2021 $	2020 $
Expe n ses related to variable lease components not included in lease liabilities	20	20
Expenses related to low-value leases	33	32

	53	52

15.	OTHER LONG-TERM LIABILITIES

	2021 $	2020 $
Pension liabilities (note 28)	21	68
Post retirement liabilities (note 28)	5	4

	26	72

102	Shaw Communications Inc. 2021 Annual Report

16.	DEFERRED CREDITS

	2021 $	2020 $
IRU prepayments	374	387
Equipment revenue	13	17
Deposit on future fibre sale	2	2

	389	406

Amortization of deferred credits for 2021 amounted to $25 (2020 – $29) and was recorded in the accounts as described below.
IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2021 amounted to $13

(2020 – $13) and was recorded as other amortization. Amortization of equipment revenue for 2021 amounted to $11

(2020 – $16).

17.	SHARE CAPITAL
Authorized
The Company is authorized to issue a limited number of Class A Shares of no par value, as described below; an unlimited number of Class B Shares of no par value; an unlimited number of Class 1 Preferred Shares issuable in series; and an unlimited number of Class 2 Preferred Shares issuable in series, of which 12,000,000 were designated Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (“Series A Shares”) and 12,000,000 were designated Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (“Series B Shares”).
The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Shares.
Issued and outstanding

2021	2020		2021	2020
Number of securities			$	$
22,372,064	22,372,064	Class A Shares	2	2
476,537,262	490,632,833	Class B Shares	4,197	4,307
–	10,012,393	Series A Shares	–	245
–	1,987,607	Series B Shares	–	48

498,909,326	525,004,897		4,199	4,602

Class A Shares and Class B Shares
Class A Shares are convertible at any time into an equivalent number of Class B Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Shares are convertible into an equivalent number of Class A Shares.
Changes in Class A Share capital and Class B Share capital in 2021 and 2020 are as follows:

	Class A Shares		Class B Shares
	Number	$	Number	$
September 1, 2019	22,372,064	2	494,389,771	4,310
Stock option exercises	–	–	407,733	9
Dividend reinvestment plan	–	–	1,445,494	37
Restricted Share Units	–	–	4,507	–
Shares Repurchased	–	–	(5,614,672)	(49)

August 31, 2020	22,372,064	2	490,632,833	4,307
Stock option exercises	–	–	681,980	19
Restricted Share Units	–	–	6,423	–
Shares Repurchased	–	–	(14,783,974)	(129)

August 31, 2021	22,372,064	2	476,537,262	4,197

Consolidated Financial Statements Shaw Communications Inc.	103

Series A and B Shares
The Series A Shares and Series B Shares represented series of Class 2 Preferred Shares that were classified as equity since redemption, at
 $25.00
per Series A Share and Series B Share, was at the Company’s option and payment of dividends was at the Company’s discretion.
On June 30, 20
2
1 (the “Redemption Date”), the Company redeemed all of its issued and outstanding Preferred Shares in accordance with their terms (as set out in the Company’s articles) at a price equal to $25.00 per Preferred Share (the “Redemption Price”), less any tax required to be deducted or withheld
.
On the Redemption Date, there were 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. Accordingly, the aggregate Redemption Price paid by Shaw on the Redemption Date to redeem the Preferred Shares was $300.
Share transfer restriction
The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a licence to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).
Normal Course Issuer Bid
On November 2, 2020, the Company announced that it had received approval from the TSX to establish a normal course issuer bid (NCIB) program. The program commenced on November 5, 2020 and will remain in effect until November 4, 2021. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,532,404 Class B Shares representing approximately 5
%
of all of the issued and outstanding Class B Shares as at October 22, 2020.
During the year ended August 31, 2021, the Company purchased 14,783,974 Class B Shares for cancellation for a total cost of approximately $336 under the NCIB program. The average book value of the shares repurchased was $8.77 per share and was charged to share capital. The excess of the market price over the average book value, including transaction costs, was approximately $207 and was charged to retained earnings.
In connection with the announcement of the Transaction on March 15, 2021 (as discussed in more detail in Note 1), the Company suspended share buybacks under its NCIB program.
Dividend Reinvestment Plan
On October 24, 2019, in accordance with the terms of our Dividend Reinvestment Plan (DRIP), the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Shares on the open market. In addition, the Company reduced its discount from 2% to 0% for the Class B Shares delivered under the DRIP. These changes to the DRIP were applied to the dividends payable on November 28,
2019 to shareholders of record on November 15, 2019 and all other dividends payable thereafter.

18.	SHARE-BASED COMPENSATION AND AWARDS
Stock option plan
Under the Company’s stock option plan, directors, officers, employees, and consultants are eligible to receive stock options to acquire Class B Shares with terms not to exceed ten years from the date of grant and for such number of Class B Shares as the Board, or a committee thereof, determines in its discretion. An option is not immediately exercisable, but rather is exercisable on vesting dates determined by the Board from time to time. The Company’s current practice is to award options for terms of ten years with 20% of the options in a grant vesting on each of the first through fifth anniversaries of the grant date. The Board, or a committee thereof, may grant options at an exercise price not less than the closing price of the Class B Shares on the TSX on the trading day immediately preceding the date on which the options are granted. The maximum number of Class B Shares issuable under the plan may not exceed 62,000,000. As at August 31, 2021, 40,319,392 Class B Shares have been issued under the plan.

104	Shaw Communications Inc. 2021 Annual Report

The changes in options are as follows:

	2021		2020
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding, beginning of year	7,358,130	26.36	8,363,031	26.11
Granted	1,423,000	21.82	84,000	26.88
Forfeited	(599,260)	26.33	(681,168)	26.65
Exercised (1)	(681,980)	25.84	(407,733)	21.57

Outstanding, end of year	7,499,890	25.56	7,358,130	26.36

(1)	The weighted average Class B Share price for the options exercised for the year ended August 31, 2021 was $33.67 (2020 – $25.60).
The following table summarizes information about the options outstanding at August 31, 2021:

	Options outstanding			Options exerciseable
Range of prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$19.75 to $22.76	1,485,575	8.79	21.80	67,575	21.28
$22.77 to $26.17	1,501,060	4.34	24.42	1,352,360	24.33
$26.18 to $26.32	1,540,595	6.10	26.28	971,695	26.27
$26.33 to $27.55	1,505,605	5.62	27.05	1,022,705	27.12
$27.56 to $30.87	1,467,055	5.46	28.27	1,134,755	28.33

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2021 was $1.42

(2020 – $1.83) per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2021	2020
Dividend yield	5.43%	4.41%
Risk-free interest rate	0.50%	1.45%
Expected life of options	7 years	7 years
Expected volatility factor of the future expected market price of Class B Shares	20.00%	15.90%

Expected volatilit
y
 has been estimated based on the historical share price volatility of the Company’s Class B Shares.
Restricted share unit plan and Performance share unit plan
The Company has an RSU/PSU plan which provides that RSUs may be granted to directors, officers and employees of the Company and PSUs may be granted to officers and employees of the Company. Vested RSUs and PSUs will be settled in either cash or Class B Shares as determined by the Human Resources and Compensation Committee at the time of the grant. The cash payout will be based on the market value of a Class B Share at the time of the payout. When cash dividends are paid on Class B Shares, holders are credited with additional RSUs or PSUs, as applicable, equal to the dividend.
For PSUs, the performance criteria is set by the Human Resources and Compensation Committee at the time of the grant, and typically requires the achievement of a minimum level of performance, otherwise the payout is zero, while maximum performance is capped at 150%. On settlement of vested PSUs, the number of Class B Shares issued or delivered, or the amount of cash payment will be multiplied by the applicable performance factor.
During 2021, $22 was recognized as compensation expense (2020 – $9). The carrying value and intrinsic value of combined RSUs and PSUs at August 31, 2021 was $30 and $30, respectively (August 31, 2020 – $12 and $12, respectively).

Consolidated Financial Statements Shaw Communications Inc.	105

Deferred share unit plan
The Company has a DSU plan for its Board of Directors whereby directors may elect to receive their annual cash compensation, or a portion thereof, in DSUs and/or RSUs, provided that any director who has not met the applicable share ownership guideline is generally required to elect to receive at least 50% of his or her annual compensation in DSUs and/or RSUs. In addition, the Company may adjust and/or supplement directors’ compensation with periodic grants of DSUs. A DSU is a right that tracks the value of one Class B Share. Holders will be entitled to a cash payout when they cease to be a director. The cash payout will be based on market value of a Class B Share at the time of payout. When cash dividends are paid on Class B Shares, holders are credited with DSUs equal to the dividend. DSUs do not have voting rights as there are no shares underlying the plan.
During 2021, $11 was recognized as compensation expense (2020 – $2). The carrying value and intrinsic value of DSUs at August 31, 2021 was $35 and $33, respectively (August 31, 2020 – $24 and $20, respectively).
Employee share purchase plan
Generally, all Canadian,
non-unionized,
full time or part time employees of the Company are eligible to enroll in the ESPP. Under the ESPP, eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the employee’s contributions, increasing to 33% once an employee reaches 10 years of continuous service.
During 2021, $5 was recorded as compensation expense (2020 – $5).

19.	EARNINGS PER SHARE
Earnings per share calculations are as follows:

	2021	2020
Numerator for basic and diluted earnings per share ($)

Net income	986	688

Deduct: dividends on Preferred Shares	(7)	(9)

Net income attributable to common shareholders	979	679

Denominator (millions of shares)

Weighted average number of Class A Shares and Class B Shares for basic earnings per share	504	515

Effect of dilutive securities (1)	1	–

Weighted average number of Class A Shares and Class B Shares for diluted earnings per share	505	515

Basic and diluted earnings per share ($)	1.94	1.32

(1)
The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the year ended August 31, 2021, 174,031 options were excluded from the diluted earnings per share calculation (2020 – 6,380,558).

20.	DIVIDENDS
Common share dividends
The holders of Class A Shares and Class B Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share
basis, as and when any such dividends are declared or paid. The holders of Class B Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend amount of $0.0025 per share per annum. This additional dividend amount is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative
dividends on the Class B Shares, holders of Class A Shares and Class B Shares participate equally, share for share, as to all subsequent dividends declared.
Preferred share dividends
Holders of the Series A Shares were entitled to receive, as and when declared by the Company’s Board of Directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Commencing

106	Shaw Communications Inc. 2021 Annual Report

June 30, 2016, the dividend rate was reset to 2.791% for the five year period ending June 30, 2021. Thereafter, the dividend rate was to be reset every five years at a rate equal to the then current
5-year
Government of Canada bond yield plus 2.00%. Holders of Series A Shares had the right, at their option, to convert their shares into Series B Shares, subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. As noted in note 17, the Company redeemed all of the Series A Shares on June 30, 2021.
On June 30, 2016, 1,987,607 Series A

Shares were converted into an equal number of Series B Shares. The Series B Shares also represented a series of Class 2 preferred shares and holders were entitled to receive cumulative quarterly dividends, as and when declared by the Company’s Board of Directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%. The floating quarterly dividend rate for the Series B Shares were set as follows:

Period	Annual Dividend Rate

June 30, 2016 to September 29, 2016	2.539%

September 30, 2016 to December 30, 2016	2.512%

December 31, 2016 to March 30, 2017	2.509%

March 31, 2017 to June 29, 2017	2.480%

June 30, 2017 to September 29, 2017	2.529%

September 30, 2017 to December 30, 2017	2.742%

December 31, 2017 to March 30, 2018	2.872%

March 31, 2018 to June 29, 2018	3.171%

June 30, 2018 to September 29, 2018	3.300%

September 30, 2018 to December 30, 2018	3.509%

December 31, 2018 to March 30, 2019	3.713%

March 31, 2019 to June 29, 2019	3.682%

June 30, 2019 to September 29, 2019	3.687%

September 30, 2019 to December 30, 2019	3.638%

December 31, 2019 to March 30, 2020	3.652%

March 31, 2020 to June 29, 2020	3.638%

June 30, 2020 to September 29, 2020	2.255%

September 30, 2020 to December 30, 2020	2.149%

December 1, 2020 to March 30, 2021	2.109%

March 31, 2021 to June 29, 2021	2.073%

As noted in note 17, the Company redeemed all of the Series B Shares on June 30, 2021 and accordingly, the final dividends on the Preferred Shares were paid by Shaw on the Redemption Date
.
Dividend reinvestment plan
The Company has a DRIP that allows holders of Class A Shares and Class B Shares who are residents of Canada and, effective December 16, 2016, the United States, to automatically reinvest monthly cash dividends to acquire additional Class B Shares. For the two-month
period ended October 30, 2019, Class B Shares distributed under the Company’s DRIP were new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date.
On October 25, 2019, in accordance with the terms of its DRIP, the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Shares on the open market. In addition, the Company reduced its discount from 2% to 0% for the Class B Shares delivered under the DRIP. These changes to the DRIP applied to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019 and all other dividends payable thereafter.

Consolidated Financial Statements Shaw Communications Inc.	107

Dividends declared
The dividends per share recognized as distributions to common shareholders for dividends declared during the year ended August 31, 2021 and 2020 are as follows:

2021		2020
Class A Voting Share	Class B Share	Class A Voting Share	Class B Share

1.1825	1.1850	1.1825	1.1850

The dividends per share recognized as distributions to preferred shareholders for dividends declared during the year ended August 31, 2020 and 2019 are as follows:

2021		2020
Series A Share	Series B Share	Series A Share	Series B Share

0.5233	0.3957	0.6978	0.8240

On October 29, 2021, the Company declared dividends of $0.098542 per Class A Share and $0.09875 per Class B Share payable on each of December 30, 2021, January 28, 2022 and February 25, 2022 to shareholders of record at the close of business on December 15, 2021, January 14, 2022 and February 15, 2022, respectively.

21.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS
Components of other comprehensive income and the related income tax effects for 2021 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	–	(1)
Adjustment for hedged items recognized in the period	6	(1)	5

	5	(1)	4
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:	48	(12)	36

	53	(13)	40

Components of other comprehensive income and the related income tax effects for 2020 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(5)	1	(4)
Adjustment for hedged items recognized in the period	(3)	1	(2)

	(8)	2	(6)
Items that will not be subsequently reclassified to income

Remeasurements on employee benefit plans:	2	(1)	1

	(6)	1	(5)

108	Shaw Communications Inc. 2021 Annual Report

Accumulated other comprehensive loss is comprised of the following:

	2021 $	2020 $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	(5)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:	(58)	(94)

	(59)	(99)

22.	REVENUE
Contract assets and liabilities
The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract Assets	Contract Liabilities
August 31, 2019	158	238
Increase in contract assets from revenue recognized during the period	200	–
Contract assets transferred to trade receivables	(170)	–
Contract terminations transferred to trade receivables	(16)	–
Revenue recognized included in contract liabilities at the beginning of the year	–	(231)
Increase in contract liabilities during the period	–	218

August 31, 2020	172	225
Increase in contract assets from revenue recognized during the period	140	–
Contract assets transferred to trade receivables	(171)	–
Contract terminations transferred to trade receivables	(16)	–
Revenue recognized included in contract liabilities at the beginning of the year	–	(219)
Increase in contract liabilities during the period	–	222

August 31, 2021	125	228

	Contract Assets	Contract Liabilities
Current	132	211
Long-term	40	14

Balance as at August 31, 2020	172	225

Current	97	213
Long-term	28	15

Balance as at August 31, 2021	125	228

Consolidated Financial Statements Shaw Communications Inc.	109

Deferred commission cost assets
The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the year ended August 31, 2021 and 2020. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets
.

August 31, 2019	94
Additions to deferred commission cost assets	84
Amortization recognized on deferred commission cost assets	(80)

August 31, 2020	98
Additions to deferred commission cost assets	75
Amortization recognized on deferred commission cost assets	(81)

August 31, 2021	92

Current	61
Long-term	37

Balance as at August 31, 2020	98

Current	59
Long-term	33

Balance as at August 31, 2021	92

Commission costs are amortized over a period ranging from 24 to 36 months.
Disaggregation of revenue

	2021 $	2020 $
Services
Wireline – Consumer	3,665	3,683
Wireline – Business	584	567
Wireless	891	815

	5,140	5,065

Equipment and other
Wireless	381	351

	381	351

Intersegment eliminations	(12)	(9)

Total revenu e	5,509	5,407

110	Shaw Communications Inc. 2021 Annual Report

Remaining performance obligations
The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at August 31, 2021:

	Within 1 year	Within 2 years	Within 3 years	Within 4 years	Within 5 years	Thereafter	Total

Wireline	1,583	742	151	77	30	2	2,585

Wireless	348	101	–	–	–	–	449

Total	1,931	843	151	77	30	2	3,034

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer. The estimated amounts disclosed are based upon contractual terms and maturities. Revenues recognized based on actual minimum transaction price, and the timing thereof, will differ from these estimates due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

23.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	2021 $	2020 $
Employee salaries and benefits (1)	664	657
Purchases of goods and services	2,359	2,373

	3,023	3,030

(1)	For the year ended August 31, 2021, employee salaries and benefits include restructuring costs of $14 (2020 – $14).

24.	OTHER GAINS (LOSSES)

	2021 $	2020 $
Gain on disposal of fixed assets and intangibles	3	(3)
Costs associated with Rogers Transaction	(23)	–
Debt Redemption Penalty	–	(17)
Fair value adjustment of private investments	27	–
Other (1)	(9)	4

	(2)	(16)

(1)
Other gains (losses) generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

25.	INCOME TAXES
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s net deferred tax liability consists of the following:

	2021 $	2020 $
Deferred tax assets	2	1
Deferred tax liabilities	(1,998)	(1,968)

Net deferred tax liability	(1,996)	(1,967)

Consolidated Financial Statements Shaw Communications Inc.	111

Significant changes recognized to deferred income tax assets (liabilities) are as follows:

	Property, plant and equipment and software assets $	Broadcast rights, licences, customer relationships, trademark and brands $	Partnership income $	Non- capital loss carry- forwards $	Accrued charges $	Capital Loss Carry- Forwards $	Total $
Balance at August 31, 2019	(299)	(1,626)	(32)	93	(7)	–	(1,871)
Recognized in statement of income	(51)	(10)	21	13	(32)	–	(59)

Effect of IFRS 16 adoption	(4)	–	–	–	4	–	–

Effect of IFRIC 23 adoption	(40)	2	–	–	–	–	(38)
Recognized in other comprehensive income	–	–	–	–	1	–	1

Balance at August 31, 2020	(394)	(1,634)	(11)	106	(34)	–	(1,967)
Recognized in statement of income	(18)	(16)	(62)	56	21	3	(16)
Recognized in other comprehensive income	–	–	–	–	(13)	–	(13)

Balance at August 31, 2021	(412)	(1,650)	(73)	162	(26)	3	(1,996)

The Company has capital loss carryforwards of approximately $27 for which no deferred income tax asset has been recognized in the accounts. These capital losses ca
n
 be carried forward indefinitely.
The Company has taxable temporary differences associated with its investment in its subsidiaries. No deferred tax liabilities have been provided with respect to such temporary differences as the Company is able to control the timing of the reversal and such reversal is not probable in the foreseeable future.
The income tax expense differs from the amount computed by applying the statutory rates to income before income taxes for the following reasons:

	2021	2020
Current statutory income tax rate	25.5%	26.3%

Income tax expense at current statutory rates	263	228
Net increase (decrease) in taxes resulting from:
Recognition of previously unrecognized tax losses	(81)	(22)
Revision to liabilities for uncertain tax positions	(125)	–
Other	(11)	(27)

Income tax expense	46	179

The statutory income tax rate for the Company decreased from 26.3% in 2020 to 25.5% in 2021 as a result of provincial tax rate changes.
The components of income tax expense are as follows:

	2021 $	2020 $
Current income tax expense	155	120
Current tax recovery from revision to liabilities for uncertain tax positions	(125)	–
Deferred tax expense related to temporary differences	97	81
Deferred tax recovery from the recognition of previously unrecognized tax losses	(81)	(22)

Income tax expense	46	179

1 1 2	Shaw Communications Inc. 2021 Annual Report

26.	BUSINESS SEGMENT INFORMATION
The Company’s chief operating decision makers are the Executive Chair & Chief Executive Officer, the President, and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. The chief operating decision makers utilize adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.
The Wireline segment provides Cable telecommunications services including Video, Internet, WiFi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta through Freedom Mobile and in British Columbia and Alberta through Shaw Mobile.
Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

	2021 $	2020 $
Revenue
Wireline	4,249	4,250
Wireless	1,272	1,166

	5,521	5,416

Intersegment eliminations	(12)	(9)

	5,509	5,407

Adjusted EBITDA (1)
Wireline	2,107	2,054
Wireless	393	337

	2,500	2,391
Restructuring costs	(14)	(14)
Amortization	(1,219)	(1,217)

Operating income	1,267	1,160

Interest
Operating	228	267
Other/non-operating	3	7

	231	274

Current taxes (2)
Operating	155	113
Other/non-operating	(125)	7

	30	120

(1)
Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses.

(2)	Current taxes are lower for the year ended August 31, 2021 due mainly to a revision to liabilities for uncertain tax positions that became statute barred in the period of $125.

Consolidated Financial Statements Shaw Communications Inc.	1 1 3

Capital expenditures

	2021 $	2020 $
Capital expenditures accrual basis
Wireline	701	784
Wireless	280	296

	981	1,080

Equipment costs (net of revenue)
Wireline	22	31

Capital expenditures and equipment costs (net)
Wireline	723	815
Wireless	280	296

	1,003	1,111

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	858	970
Additions to equipment costs (net)	21	31
Additions to other intangibles	138	150

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	1,017	1,151
Increase (decrease) in working capital and other liabilities related to capital expenditures	7	(38)
Less: Proceeds on disposal of property, plant and equipment	(21)	(2)

Total capital expenditures and equipment costs (net) reported by segments	1,003	1,111

27.	COMMITMENTS AND CONTINGENCIES
Commitments
The Company has the following future minimum payments for their contractual commitments that are not recognized as liabilities as at August 31, 2021:

	Purchase Obligations (1)	Property, Plant and Equipment
Within one year	420	157

1 to 3 years	297	9

3 to 5 years	174	–
Over 5 years	111	–

	1,002	166

(1)	Includes contractual obligations under service, product, and wireless device contracts, program related agreements and exclusive rights to use intellectual property in Canada.
Contingencies
The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.
Guarantees
In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and commercial surety bonds with and to third parties.

1 1 4	Shaw Communications Inc. 2021 Annual Report

Indemnities
Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.
The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2021, management believes it is remote that the indemnification provisions would require any material cash payment.
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.
Irrevocable standby letters of credit and commercial surety bonds
The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and commercial surety bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2021, such instruments amounted to
$
4
. The Company has not recorded any additional liability with respect to these instruments, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The instruments mature at various dates during fiscal 2022
 to fiscal 2023
.

28.	EMPLOYEE BENEFIT PLANS
Defined contribution pension plans
The Company has defined contribution pension plans for its
non-union
employees and, for the majority of these employees, contributes
5
% of eligible earnings to the maximum amount deductible under the Income Tax Act. Effective January 1, 2019, the Company introduced a voluntary pension contribution matching program whereby, in addition to the
5
% of Company contributions, employees who make voluntary contributions will receive a 25% match on contributions up to 5% of their eligible earnings. For union employees, the Company contributes amounts up to 9.8% of earnings to the individuals’ registered retirement savings plans. Total pension costs in respect of these plans were $30 (2020 – $31) of which $23 (2020 – $24) was expensed and the remainder capitalized.
Defined benefit pension plans
The Company has two
non-registered
retirement plans for designated executives and senior executives. The following is a summary of the accrued benefit liabilities recognized in the consolidated statements of financial position.

	2021 $	2020 $
Non-registered plans
Accrued benefit obligation	489	513
Fair value of plan assets	468	445

Accrued benefit liabilities and deficit	21	68

The plans expose the Company to a number of risks, of which the most significant are as follows:
(i) Volatility in market conditions: The accrued benefit obligations are calculated using discount rates with reference to bond yields closely matching the term of the estimated cash flows while many of the assets are invested in other types of assets. If plan assets underperform these yields, this will result in a deficiency. Changing market conditions in conjunction with discount rate volatility will result in volatility of the accrued benefit liabilities. To mitigate some of the investment risk, the Company has established long-term funding targets where the time horizon and risk tolerance are specified.

Consolidated Financial Statements Shaw Communications Inc.	1 1 5

(ii) Selection of accounting assumptions: The calculation of the accrued benefit obligations involves projecting future cash flows of the plans over a long time frame. This means that assumptions used can have a material impact on the consolidated
statements of financial position and comprehensive income because in practice, future experience of the plans may not be in line with the selected assumptions.
Non-registered
pension plans
The Company provides a supplemental executive retirement plan (SERP) for certain of its senior executives and retirees. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of eligible pensionable earnings during their years of service. In 2012, the Company closed the plan to new participants and amended the plan to freeze base salary levels at August 31, 2012 for purposes of determining eligible pensionable earnings. Employees are not required to contribute to this plan.
The Company provides an executive retirement plan (ERP) for certain executives not covered by the SERP. Benefits under this plan are comprised of defined contribution and defined benefit components and are based on the employees’ length of service as well as final average earnings during their years of service. Employees are not required to contribute to this plan.
The table below shows the change in benefit obligation and funding status and the fair value of plan assets.

	SERP $	ERP $	2021 Total $	SERP $	ERP $	2020 Total $

Accrued benefit obligation, beginning of year	477	36	513	478	27	505

Current service cost	–	9	9	2	9	11

Interest cost	13	1	14	14	1	15

Payment of benefits to employees	(20)	(2)	(22)	(19)	(2)	(21)

Transfer from DC plan	–	1	1	–	1	1

Remeasurements:

Effect of changes in demographic assumptions	–	–	–	16	–	16

Effect of changes in financial assumptions	(24)	(3)	(27)	13	1	14

Effect of experience adjustments	1	–	1	(27)	(1)	(28)

Accrued benefit obligation, end of year	447	42	489	477	36	513

Fair value of plan assets, beginning of year	415	30	445	417	19	436

Employer contributions	–	10	10	–	12	12

Interest income	11	–	11	12	1	13

Transfer from DC plan	–	1	1	–	1	1

Payment of benefits	(20)	(2)	(22)	(19)	(2)	(21)

Return on plan assets, excluding interest income	22	1	23	5	(1)	4

Fair value of plan assets, end of year	428	40	468	415	30	445

Accrued benefit liability and plan deficit, end of year	19	2	21	62	6	68

The weighted average duration of the defined benefit obligation of the SERP and ERP at August 31, 2021 is 14.5 years and 15.9 years, respectively.
The underlying plan assets of the SERP and ERP at August 31, 2021 are invested in the following:

	SERP	ERP

Cash and cash equivalents	199	25

Fixed income securities	69	5

Equity securities – Canadian	52	4

Equity securities – Foreign	108	6

	428	40

116	Shaw Communications Inc. 2021 Annual Report

A
ll fixed income and eq
u
ity securities have a quoted price in active market.
T
he tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for the plans.

Accrued benefit obligation	2021 SERP %		2021 ERP %	2020 SERP %		2020 ERP %

Discount rate	3.10		3.10	2.70		2.70

Rate of compensation increase	3.00	(1)	3.00	3.00	(1)	3.00

Benefit cost for the year	2021 SERP %		2021 ERP %	2020 SERP %		2020 ERP %

Discount rate	2.70		2.70	2.90		2.90

Rate of compensation increase	3.00	(1)	3.00	3.00	(1)	3.00

(1)	Applies only to incentive compensation component of eligible pensionable earnings.
The calculation of the accrued benefit obligation is sensitive to the assumptions above. A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2021 by
$
72. A one percentage point increase in the rate of compensation increase would have increased the accrued benefit obligation by $2.
When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation has been calculated using the projected benefit method which is the same method that is applied in calculating the defined benefit liability recognized in the consolidated statements of financial position. The sensitivity analysis presented above may not be representative of the actual change in the accrued benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some assumptions may be correlated.
The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

	SERP	ERP	2021 Total	SERP	ERP	2020 Total

Current service cost	–	9	9	2	9	11

Interest cost	13	1	14	14	1	15

Interest income	(11)	–	(11)	(12)	(1)	(13)

Pension expense	2	10	12	4	9	13

Other benefit plans
The Company has post-employment benefits plans that provide post-retirement health and life insurance coverage to certain executive level retirees and are funded on a pay-as-you-go
basis. The table below shows the change in the accrued post-retirement obligation which is recognized in the consolidated statements of financial position.

	2021	2020

Accrued benefit obligation and plan deficit, beginning of year	4	4

Current service cost	–	–

Interest cost	–	–

Payment of benefits to employees	–	–

Remeasurements:

Effect of changes in demographic assumptions	1	–

Effect of changes in financial assumptions	(1)	–

Effect of experience adjustments	1	–

Accrued benefit obligation and plan deficit, end of year	5	4

Consolidated Financial Statements Shaw Communications Inc.	117

The weighted average duration of the benefit obligation at August 31, 2021 is 16.7 years.
The post-retirement benefit plan expense, which is included in employee salaries and benefits expense, is $nil (2020 – $nil) and is comprised of current service and interest cost.
The discount rates used to measure the post-retirement benefit cost for the year and the accrued benefit obligation as at August 31, 2021 were 3.10% and 2.70%, respectively (2020 – 2.70% and 2.90%, respectively). A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2021 by $1.
Employer contributions
The Company’s estimated contributions to the defined benefit plans in fiscal 2022 is $nil.

29.	RELATED PARTY TRANSACTIONS
Controlling shareholder
Voting control of the Company is held by Shaw Family Living Trust (SFLT) and its subsidiaries. As at August 31, 2021, SFLT and its subsidiaries held, directly or indirectly, or exercised control or direction over

17,662,400

Class A Shares, representing approximately
79
% of the issued and outstanding Class A Shares, for the benefit of the descendants of the late JR Shaw and Carol Shaw. The sole trustee of SFLT is a private company controlled by a board consisting of seven directors, including as at August 31, 2021, Bradley S. Shaw, four other members of his family, and two independent directors.
The Class A Shares are the only shares entitled to vote in all circumstances. Accordingly, SFLT and its subsidiaries are able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A Shares.
Significant investments in subsidiaries
The following are the significant subsidiaries of the Company, all of which are incorporated or partnerships in Canada.

	Ownership Interest
	August 31, 2021	August 31, 2020

Shaw Cablesystems Limited	100%	100%

Shaw Cablesystems G.P.	100%	100%

Shaw Envision Inc.	100%	100%

Shaw Telecom Inc.	100%	100%

Shaw Telecom G.P.	100%	100%

Shaw Satellite Services Inc.	100%	100%

Star Choice Television Network Incorporated	100%	100%

Shaw Satellite G.P.	100%	100%

Freedom Mobile Inc.	100%	100%

Key management personnel and Board of Directors
Key management personnel consist of the most senior executive team and along with the Board of Directors, and have the authority and responsibility for planning, directing and controlling the activities of the Company.

118	Shaw Communications Inc. 2021 Annual Report

Compensation
The compensation expense of key management personnel and Board of Directors is as follows:

	2021 $	2020 $

Short-term employee benefits	20	17

Post-employment pension benefits	7	3

Termination benefits	–	11

Share-based compensation	22	6

	49	37

Transactions
The Company paid $2 (2020 – $2) for collection, installation, and maintenance services to a company controlled by a Director of the Company.
During the year, the Company paid $4 (2020 – $10) for remote control units to a supplier where Directors of the Company hold positions on the supplier’s board of directors.
At August 31, 2021, the Company had $nil owing in respect of these transactions (
2
0
20
– $1).
During the year, network fees of $24 (2020 – $27) were paid to a programmer where a Director of the Company holds a position on the programmer’s board of directors.
At August 31, 2021, the Company had $4 owing in respect of these transactions (2020 – $4).
In fiscal 2019, the Company completed the sale of a
non-core
parcel of land and the building located thereon (the “Property”), to an affiliate of SFLT (the “Purchaser”). As part of the transaction, the Purchaser agreed to lease back the Property to the Company for a term of three years at market rental rates (which was also based on appraisals from the two independent valuators) allowing the Company to monetize a non-core
asset. The transaction was approved by the independent Board members of the Company. At August 31, 2021, the Company had a remaining lease liability of
$
nil (2020 - $1) in respect of this lease which is included in the amounts disclosed in Note 14.
Other related parties
The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Corus
The Company and Corus are subject to common voting control. During the year, network fees of $116 (2020 – $121), advertising fees of $5 (2020 – $6), and administrative fees of $1 (2020 – $1) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided administrative, advertising and other services for $1 (2020 – $1), uplink of television signals for $4 (2020 – $5), and Internet services and lease of circuits for $5 (2020 – $6). At August 31, 2021, the Company had a net of $20 owing in respect of these transactions (2020 – $21).
As part of a regulatory requirement where Shaw pays Corus in lieu of either providing the news coverage directly or contributing into a fund managed by the CRTC, Shaw paid $12 (2020 – $13) as part of the Local News Community Investment program.
The Company provided Corus with advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.
Burrard Landing Lot 2 Holdings Partnership
During the year, the Company paid $10 (2020 – $11) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations. At August 31, 2021, the Company had a remaining lease liability of $57
(2020 - $67) in
respect of the office space lease which is included in the amounts disclosed in Note 14.

Consolidated Financial Statements Shaw Communications Inc.	119

30.	FINANCIAL INSTRUMENTS
Fair values
The fair value of financial instruments has been determined as follows:
(i) Current assets and current liabilities
The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.
(ii) Investments and other assets and Other long-term assets
The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at estimated fair value based on information available with respect to investees’ operational and financing activities
.
 No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.
(iii) Long-term debt
The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market rates. Other notes and debentures are valued based upon current trading values for similar instruments.
(iv) Derivative financial instruments
The fair value of US currency forward purchase contracts is determined using an estimated credit-adjusted mark-to-market
valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.
The carrying value and estimated fair value of long-term debt are as follows:

	August 31, 2021		August 31, 2020
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Liabilities

Long-term debt (including current portion) (1)	4,550	5,263	4,548	5,613

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.
Risk management
The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.
Market risk
Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate as a result of changes in market prices, including foreign exchange and interest rates, the Company’s share price and market price of publicly traded investments.
Currency risk
Certain of the Company’s capital expenditures and operating costs are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures and operating costs, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2021, the Company

120	Shaw Communications Inc. 2021 Annual Report

entered int
o
 forward contracts to purchase US $132 over a period of 12 months commencing in September 2020 at an average exchange rate of 1.3544 Cdn.

At August 31, 2021 the Company had forward contracts to purchase US $132 over a period of 12 months commencing September 2021 at an average exchange rate of 1.2666 Cdn in respect of US dollar commitments.
Interest rate risk
Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are an unsecured bank credit facility and various Canadian senior notes with varying maturities issued in the public markets as more fully described in Note 13. The Company also ha
s
 an accounts receivable securitization program as described in Note 10.
Interest on the Company’s unsecured bank credit facility and accounts receivable securitization program are based on floating rates, while the senior notes are fixed-rate obligations. When drawn, the Company utilizes its credit facility to finance day-to-day
operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2021, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.
Sensitivity analysis
The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. Foreign exchange forward contracts would be impacted by this hypothetical change resulting in a change to other comprehensive income by $12 net of tax (2020 – $13). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.
Interest on the Company’s unsecured bank credit facility and accounts receivable securitization program are based on floating rates. As at August 31, 2021 there is no significant market risk arising from interest rate fluctuations within a reasonably contemplated range from their actual amounts.
At August 31, 2021, a one dollar change in the Company’s Class B Shares would have had an impact on net income of $2 (August 31, 2020 – $1) in respect of the Company’s DSU, RSU, and PSU plans.
Credit risk
Accounts receivable in respect of the Consumer, Business and Wireless divisions are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. As at August 31, 2021, the Company had accounts receivable of $301 (August 31, 2020 – $268), net of the allowance for doubtful accounts of $78 (August 31, 2020 – $74). The Company maintains an allowance for doubtful accounts for the expected credit losses resulting from the inability of its customers to make required payments.

	2021 $	2020 $

Balance, beginning of period	74	63

Additions (doubtful accounts expense)	25	60

Net usage	(21)	(49)

Balance, end of period	78	74

In determining the allowance, the Company considers factors such as the number of days the customer account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2021, $124 (August 31, 2020 – $105) of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. Uncollectible accounts receivable are charged against the allowance account based on the age of the account and payment history. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.
The Company mitigates credit risk of subscriber receivables through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms and routinely assesses the financial strength of its business customers through periodic review of payment practices.

Consolidated Financial Statements Shaw Communications Inc.	121

Credit risks associated with US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance
by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties.
Liquidity risk
Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long-term debt.
The Company’s undiscounted contractual maturities as at August 31, 2021 are as follows:

	Short-term borrowings	Accounts payable and accrued liabilities (1)	Long-term debt repayable at maturity	Leases (note 14)	Interest payments

Within one year	200	988	1	151	218

1 to 3 years	–	–	1,002	291	407

3 to 5 years	–	–	44	260	351

Over 5 years	–	–	3,550	894	1,757

	200	988	4,597	1,596	2,733

(1)	Includes accrued interest and dividends of $210.

31.	CONSOLIDATED STATEMENTS OF CASH FLOWS
(i) Funds flow from operations

	2021 $	2020 $

Net income from operations	986	688

Adjustments to reconcile net income to funds flow from operations:

Amortization	1,221	1,220

Deferred income tax expense (recovery)	16	59

Share-based compensation	1	2

Defined benefit pension plans	2	1

Fair value adjustments for private investments	(27)	–

Net change in contract asset balances	47	(14)

Loss (gain) on disposal of fixed assets and intangibles	(3)	3

Loss on write-down of assets	–	7

Other	6	23

Funds flow from operations	2,249	1,989

(ii) Interest and income taxes paid and interest received and classified as operating activities are as follows:

	2021 $	2020 $

Interest paid	265	287

Income taxes paid (net of refunds)	174	134

Interest received	4	7

Included in interest paid is interest on lease liabilities of $45 for the year ended August 31, 2021 (2020 – $44).

122	Shaw Communications Inc. 2021 Annual Report

(iii)
Non-cash
transactions
The Consolidated Statements of Cash Flows exclude the following non-cash
transactions:

	2021 $	2020 $

Issuance of Class B Shares:

Dividend reinvestment plan (note 20)	–	37

32.	CAPITAL STRUCTURE MANAGEMENT
The Company’s objectives when managing capital are:
(i) to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;
(ii) to maintain compliance with debt covenants; and
(iii) to manage a strong and efficient capital base to maintain investor, creditor and market confidence.
The Company defines capital as comprising all components of shareholders’ equity (other than non-controlling
interests and amounts in accumulated other comprehensive income/loss), long-term debt (including the current portion thereof), lease liabilities (including the current portion thereof), short-term borrowings and bank indebtedness less cash.

	2021 $	2020 $

Cash	(355)	(763)

Short-term borrowings	200	200

Long-term debt repayable at maturity	4,597	4,599

Lease liabilities	1,245	1,270

Share capital	4,199	4,602

Contributed surplus	27	27

Retained earnings	1,876	1,703

	11,789	11,638

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company ma
y
 also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives. Further, the terms of the Arrangement Agreement require the Company to obtain Rogers’ consent prior to incurring certain types of indebtedness.
The Company’s credit facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow/adjusted earnings before interest, taxes, depreciation and amortization, and operating cash flow to fixed charges. At August 31, 2021, the Company was in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance
with the covenants.
Other than the redemption of the Company’s preferred shares as discussed in note 17, the Company’s overall capital structure management strategy remains unchanged from the prior year.

Consolidated Financial Stateme n ts Shaw Communications Inc.	123